Exhibit 11
Statements Re: Computation of Per Share Earnings

	Three months ended September 30,		Nine months ended September 30,
(In millions)	2009	2008	2009	2008

Numerator:
Net income—basic and diluted	$171	$247	$187	$268

Denominator:
Weighted-average common shares outstanding	162,627,624	164,146,095	162,556,962	163,404,320
Effect of stock based awards	273,772	96,090	237,805	429,843

Adjusted weighted-average shares	162,901,396	164,242,185	162,794,767	163,834,163

Earnings per share:
Basic	$1.05	$1.51	$1.15	$1.64
Diluted	1.05	1.50	1.15	1.64

Number of anti-dilutive stock based awards	9,913,628	9,263,059	9,913,628	6,528,470
Exercise price of anti-dilutive stock based awards	$25.08-45.26	$25.08-45.26	$25.08-45.26	$25.08-45.26
Certain stock-based compensation awards were not included in the computation of diluted earnings per share for the three- and nine-month periods ended September 30, 2009 and 2008, since inclusion of these awards would have anti-dilutive effects.
Cincinnati Financial 3Q09 10-Q